SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: August 20, 2013

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☐             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

NAVIOS MARITIME ACQUISITION CORPORATION

FORM 6-K

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statements on Form F-3, File Nos. 333-169320 and 333-170896.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three and six month periods ended June 30, 2013 and 2012 of Navios Maritime Acquisition Corporation (referred to herein as “we”, “us” or “Navios Acquisition”). All of the financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Acquisition’s 2012 Annual Report filed on Form 20-F with the Securities and Exchange Commission.

This Report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on Navios Acquisition’s current expectations and observations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for product and chemical tankers, fluctuation of charter rates, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission.

Recent Developments and History

Dividend Policy

On August 14, 2013, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2013 of $0.05 per common share payable on October 3, 2013 to stockholders of record as of September 18, 2013. The declaration and payment of any further dividends remains subject to the discretion of the Board and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.

Vessel Deliveries and Acquisitions

On August 12, 2013, Navios Acquisition took delivery of a 2003-built VLCC tanker vessel, the Nave Celeste for a purchase price of $35.4 million. In August, 2013, the Nave Celeste resumed the time charter previously performed by Shinyo Navigator, under an agreement with the current charterer, without any modification to the current charter party. In August 2013, the Shinyo Navigator was substituted as security to the Existing and the Additional Notes by the Nave Celeste and related collateral.

On July 9, 2013, Navios Acquisition took delivery of a 2007 — built MR2 product tanker vessel of 50,922 dwt, the Nave Pulsar for a purchase price of $23.2 million. The vessel is currently employed on the spot market.

On July 9, 2013, Navios Acquisition took delivery of a 49,995 dwt MR2 product tanker, from a South Korean shipyard, the Nave Capella. The vessel has been chartered out to a high quality counterparty for one year at a rate of $13,825 net per day. The charterer has been granted an option for an additional year at a rate of $14,813 net per day.

On June 28, 2013, Navios Acquisition agreed to acquire two newbuilding chemical product tankers from a South Korean shipyard of about 45,000 dwt for a purchase price of $33.6 million each. Both vessels have been chartered out to a quality counterparty for two years at a rate of $14,869 net per day, plus 50% profit sharing based on a formula. The charterer has been granted an option for an additional year at a rate of $16,088 net per day, plus 50% profit sharing. The Nave Universe was delivered into Navios Acquisition’s fleet on July 22, 2013 and the second vessel is expected to be delivered in the third quarter of 2013.

On June 26, 2013, Navios Acquisition took delivery of a 2007 — built MR2 product tanker vessel of 50,922 dwt, the Nave Equinox, for a total cost of $23.4 million. The vessel is currently employed on the spot market.

On June 10, 2013, Navios Acquisition took delivery of a newbuilt 49,999 dwt MR2 product tanker, from a South Korean shipyard, the Nave Titan, for a total cost of $37.1 million. The Nave Titan has been chartered out to a high quality counterparty for three years at a rate of $13,825 net per day plus 50% profit sharing based on a formula. The charterer has been granted an option for an additional year at a rate of $15,306 net per day plus 50% profit sharing.

On June 4, 2013, Navios Acquisition exercised their options to acquire two MR2 product tankers for a purchase price of $31.5 million each. The vessels are newbuilding MR2 Eco Type product tankers of 51,200 dwt each, with estimated deliveries during the first half of 2015.

On April 24, 2013, Navios Acquisition took delivery of a 74,695 dwt LR1 product tanker, from a South Korean shipyard, the Nave Atropos, for a total cost of $48.2 million. Nave Atropos has been chartered out to a high quality counterparty for one year at a rate of $11,850 net per day plus 50% profit sharing based on a formula. The charterer has been granted an option for an additional six months at the same rate.

Equity Transactions

In May 2013, Navios Acquisition completed the placement of a total of 32,876,712 shares of its common stock, at a price of $3.65 per share, representing gross proceeds of $120.0 million. The placement included a registered direct offering of 16,438,356 shares of common stock which raised $60.0 million of gross proceeds and a private placement of 16,438,356 shares of common stock to Navios Maritime Holdings Inc. (“Navios Holdings”) which raised $60.0 million of gross proceeds. Both placements closed on May 21, 2013.

Total net proceeds of the above transactions, net of agents’ costs of $4.2 million and offering costs of $0.4 million, amounted to $115.4 million.

In February 2013, Navios Acquisition completed multiple offerings, including registered direct offerings, of a total of 35,246,791 shares of its common stock, at a price of $2.85 per share representing gross proceeds of $100.5 million. Total net proceeds of the above transactions, net of agents’ costs of $4.0 million and offering costs of $0.5 million, amounted to $96.0 million.

On each of August 31, 2012, October 31, 2012, February 13, 2013 and April 24, 2013, Navios Acquisition issued 300 shares (1,200 shares in the aggregate) of its authorized Series D Redeemable Convertible Preferred Stock (“Series D Preferred Stock”) to a shipyard, in partial settlement of the purchase price of the newbuilt LR1 product tankers, the Nave Cassiopeia, the Nave Cetus, the Nave Rigel and the Nave Atropos.

As of August 20, 2013, Navios Acquisition had outstanding: 108,640,916 shares of common stock, 3,000 shares of Series A Convertible Preferred Stock, 540 shares of Series B Convertible Preferred Stock issued in connection with the acquisition of the two LR1 product tankers, 1,000 shares of Series C Convertible Preferred Stock issued to Navios Holdings and 1,200 Series D Preferred Stock issued in connection with the acquisition of four LR1 product tankers.

On June 25, 2013, Navios Acquisition’s publicly traded warrants (exercisable for one share of common stock at an exercise price of $7.00 per share) expired and are no longer exercisable. As Navios Acquisition’s publicly traded units contained a warrant, the units no longer existed upon the expiration of the warrants and any holders of the units continued to hold only the shares of common stock. Trading in the warrants and units on the NYSE was suspended after the close of business on June 19, 2013.

Fleet

“Core fleet” refers to tanker vessels, including the new buildings to be delivered. The current “core fleet” consists of 41 vessels totaling 4,160,365 dwt. The 29 vessels currently in operation aggregate approximately 3,564,567 dwt and have an average age of 4.7 years. Navios Acquisition has currently fixed 93.6%, 62.8% and 39.8% of its 2013, 2014 and 2015 available days, respectively, of its fleet, representing contracted revenues (net of commissions), based on the rates from current charter agreements of $188.4 million, $169.8 million and $139.6 million, respectively. Although these revenues are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these revenues would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rate for the core fleet is $20,869, $21,457 and $24,316 for 2013, 2014 and 2015, respectively.

Vessels	Type	Built/ Delivery Date	DWT	Net Charter Rate (1)		Profit Share	Expiration Date (2)
Owned Vessels
Nave Cielo	LR1 Product Tanker	2007	74,671	11,850		50%/50%	May 2014
Nave Ariadne	LR1 Product Tanker	2007	74,671	11,850	(3)	50%/50%	November 2013
Nave Cosmos	Chemical Tanker	2010	25,130	12,188		50%/50%	August 2014
Nave Polaris	Chemical Tanker	2011	25,145	12,188		50%/50%	July 2014
Shinyo Splendor	VLCC	1993	306,474	38,019		None	May 2014
Nave Celeste	VLCC	2003	298,717	42,705		None	December 2016
C. Dream	VLCC	2000	298,570	29,625		50% above $30,000	March 2019
						40% above $40,000
Shinyo Ocean	VLCC	2001	281,395	38,400		50% above $43,500	January 2017
Shinyo Kannika	VLCC	2001	287,175	38,025		50% above $44,000	February 2017
Shinyo Saowalak	VLCC	2010	298,000	48,153		35% above $54,388	June 2025
						40% above 59,388
						50% above 69,388

Shinyo Kieran	VLCC	2011	297,066	48,153		35% above $54,388	June 2026
						40% above $59,388
						50% above $69,388
Buddy	MR2 Product Tanker	2009	50,470	13,825	(4, 10)	None	July 2014
Bull	MR2 Product Tanker	2009	50,542	13,825	(4, 10)	None	July 2014
Nave Andromeda	LR1 Product Tanker	2011	75,000	12,000	(5)	100% up to $15,000	November 2014
						50% above $15,000
Nave Estella	LR1 Product Tanker	2012	75,000	11,850	(6)	90% up to $15,000	January 2015
						50% above $15,000
Nave Atria	MR2 Product Tanker	2012	49,992	13,331	(7)	50% /50%	July 2015
Nave Cassiopeia	LR1 Product Tanker	2012	74,711	11,850		50% /50%	February 2014
Nave Cetus	LR1 Product Tanker	2012	74,581	11,850		50% /50%	April 2014
Nave Aquila	MR2 Product Tanker	2012	49,991	13,331	(7)	50% /50%	November 2015
Nave Bellatrix	MR2 Product Tanker	2013	49,999	13,331	(8)	50% /50%	January 2016
Nave Rigel	LR1 Product Tanker	2013	74,673	11,850	(3)	50% /50%	February 2014
Nave Orion	MR2 Product Tanker	2013	49,999	13,331	(8)	50% /50%	March 2016
Nave Atropos	LR1 Product Tanker	2013	74,695	11,850	(3)	50% /50%	April 2014
Nave Titan	MR2 Product Tanker	2013	49,999	13,825	(9)	50% /50%	June 2016
Nave Equinox	LR1 Product Tanker	2007	50,922	Repositioning Trip
Nave Capella	MR2 Product Tanker	2013	49,995	13,825	(10)		July 2014
Nave Pulsar	LR1 Product Tanker	2007	50,922	Repositioning Trip
Nave Universe	Chemical Tanker	2013	45,513	14,869	(11)	50% /50%	July 2015
Shinyo Navigator	VLCC	1996	300,549	Repositioning Trip
Owned Vessels to be Delivered
TBN	Chemical Tanker	Q3 2013	45,000	14,869	(11)	50%/50%
TBN	MR2	Q3 2013	50,000	13,163	(12)	50%/50%
TBN	MR2	Q3 2013	47,999
TBN	MR2	Q4 2013	47,999
TBN	MR2	Q3 2013	50,000	15,356	(13)
TBN	MR2	Q1 2014	50,000	14,319	(14)	50%/50%
TBN	MR2	Q3 2014	50,000	14,319	(14)	50%/50%
TBN	MR2	Q3 2014	51,200
TBN	MR2	Q4 2014	50,000	14,319	(14)	50%/50%
TBN	MR2	Q4 2014	51,200
TBN	MR2	Q1 2015	51,200
TBN	MR2	Q2 2015	51,200

(1)	Net time charter-out rate per day (net of commissions).
(2)	Estimated dates assuming midpoint of redelivery of charterers.
(3)	Charterer’s option to extend the charter for 6 months at same rate.
(4)	Following the default of their charterer in July 2013, the charter contracts of the two MR2 product tankers, the Buddy and the Bull, have been terminated and the vessels have been rechartered to a third party for a one year period.
(5)	Charterer’s option to extend the charter for 1+1 years at $13,000 net 1st optional year plus 100% profit up to $16,000 plus 50% profit sharing above $16,000; $14,000 net 2nd optional year plus 100% profit up to $17,000 plus 50% profit sharing above $17,000. Profit sharing formula is calculated monthly and incorporates $2,000 premium above the relevant index.
(6)	Charterer’s option to extend the charter for 1+1 years at $11,850 net 1st optional year plus 90% profit up to $16,000 plus 50% profit sharing above $16,000; $11,850 net 2nd optional year plus 90% profit up to $17,000 plus 50% profit sharing above $17,000. Profit sharing formula is calculated monthly and incorporates $2,000 premium above the relevant index.
(7)

Charterer’s option to extend the charter for 1+ 1 years at $14,566 net 1st optional year plus profit sharing; $15,553 net 2 nd optional year plus profit sharing. The profit sharing will be calculated monthly and profits will be split equally between each party. Profit sharing formula incorporates $1,000 premium above the relevant index.

(8)	Charterer’s option to extend the charter for 1 year at $14,813 net plus profit sharing. The charterers will receive 100% of the first $1,000 in profits above the base rate and the owners will receive 100% of the next $1,000. Thereafter, all profits will be split equally to each party.
(9)	Charterer’s option to extend the charter for 1 year at $15,306 net plus profit sharing. The charterers will receive 100% of the first $1,000 in profits above the base rate and the owners will receive 100% of the next $1,000. Thereafter, all profits will be split equally to each party.
(10)	Charterer’s option to extend for 1 year at $14,813 net per day.
(11)	Charter duration two years. Charterer’s option to extend for an additional year at a rate of $16,088 net per day, plus 50% profit sharing.

(12)	Charter duration six months.
(13)	Charter duration four years, rate can reach a maximum of $20,745 net per day calculated basis a specific world scale formula. Both rate and ceiling increase by 2% annually.
(14)	Charter duration two years. Charterer’s option to extend for an additional year at a rate of $15,306 net per day plus 50% profit sharing.

Charter Policy and Industry Outlook

Our core fleet consists of 41 vessels, of which seven VLCCs are chartered out for an average of 5.9 years at approximately $40,440 net per day, 19 vessels are chartered out for periods ranging from six months to three years, three vessels are performing short term positioning voyages and the remaining 12 vessels are still to be delivered. Of the vessels being delivered during the period from the third quarter of 2013 through the second quarter of 2015, we have chartered out five MR2 and one chemical tanker vessel for periods ranging from six months to four years. As a result, the average charter out period of our entire fleet is 2.4 years. Many of our charters have profit sharing arrangements (see fleet table above). We intend to deploy the open vessels that have not been chartered out to leading charterers in a mix of long, medium and short-term time charters, depending on vessels positions, seasonality and market outlook. This chartering strategy is intended to allow us to capture increased profits during strong charter markets, while developing relatively stable cash flows from longer term time charters. We will also seek profit sharing arrangements in our long-term time charters, to provide us with potential incremental revenue above the contracted minimum charter rates.

We intend to grow our fleet using Navios Holdings’ global network of relationships and extensive experience in the marine transportation industry, coupled with our financial resources and financing capability, to make selective acquisitions of young, high quality, modern, double-hulled vessels in the product, crude oil and chemical tanker sectors. Vessel prices in these sectors have been severely affected by the continuing scarcity of debt financing available to shipping industry participants resulting from the recent worldwide financial crisis and because of the depressed charter rates for crude carriers and tankers that have persisted since the fall of 2008.

We believe that developments in the marine transportation industry, particularly in the product tanker, crude oil transportation, and chemical tanker sectors as well as the recent financial crisis which continues to adversely affect the availability of credit to shipping industry participants, have created significant opportunities to acquire vessels near historically low (inflation-adjusted) prices and employ them in a manner that will provide attractive returns on capital.

Factors Affecting Navios Acquisition’s Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the demand for seaborne transportation services;

•	the ability of Navios Holdings’ commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	the effective and efficient technical management of our vessels;

•	Navios Holdings’ ability to satisfy technical, health, safety and compliance standards of major commodity traders; and

•	the strength of and growth in the number of our customer relationships, especially with major commodity traders.

In addition to the factors discussed above, we believe certain specific factors will impact our consolidated results of operations. These factors include:

•	the charter hire earned by our vessels under our charters;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal; and

•	the level of any dividend to our stockholders.

	Three month period ended June 30,		Six month period ended June 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
FLEET DATA
Available days (1)	2,095	1,316	3,927	2,635
Operating days (2)	2,094	1,316	3,924	2,612
Fleet utilization (3)	100%	100%	99,9%	99,1%
Vessels operating at period end	25	15	25	15
AVERAGE DAILY RESULTS
Time Charter Equivalent per day (4)	$22,155	$26,458	$22,887	$26,571

Navios Acquisition believes that the important measures for analyzing trends in its results of operations consist of the following:

(1)	Available days: Available days for the fleet represent total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with scheduled repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons other than scheduled repairs, drydockings and special surveys.

(4)	Time Charter Equivalent Rate: Time Charter Equivalent Rate is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The Time Charter Equivalent Rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels of various types of charter contracts for the number of available days of the fleet.

Voyage and Time Charter

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the tanker shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios Acquisition uses TCE rates, which are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period.

The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Acquisition’s owned fleet currently in the water, is 4.7 years. But as such fleet ages or if Navios Acquisition expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Navios Acquisition reports financial information and evaluates its operations by charter revenues. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.

Period over Period Comparisons

For the Three Month Period ended June 30, 2013 compared to the Three Month Period ended June 30, 2012

The following table presents consolidated revenue and expense information for the three month periods ended June 30, 2013 and 2012. This information was derived from the unaudited consolidated revenue and expense accounts of Navios Acquisition for the respective periods.

Expressed in thousands of U.S. dollars	For the Three Months Ended June 30, 2013 (unaudited)	For the Three Months Ended June 30, 2012 (unaudited)
Revenue	$47,057	$35,945
Time charter expenses	(647)	(1,129)
Direct vessel expenses	(762)	(601)
Management fees	(15,826)	(11,102)
General and administrative expenses	(1,123)	(765)
Depreciation and amortization	(16,123)	(12,043)
Interest income	43	114
Interest expenses and finance cost, net	(14,048)	(12,112)
Other expense, net	(107)	(235)

Net loss	$(1,536)	$(1,928)

EBITDA(1)	$29,354	$22,714

(1)

EBITDA is a non-GAAP financial measure. See “—Reconciliation of EBITDA to Net Cash from Operating Activities” for a description of EBITDA and a reconciliation of EBITDA to the most comparable measure under US GAAP.

For the three month period ended June 30, 2013, Navios Acquisition had 2,095 available days. There were 1,316 available days in the comparative period of 2012.

Revenue: Revenue for the three month period ended June 30, 2013 increased by $11.1 million or 30.9% to $47.1 million, as compared to $35.9 million for the same period in 2012. The increase was mainly attributable to the acquisitions of the Nave Atria in July 2012, the Nave Cassiopeia in August 2012, the Nave Cetus in October 2012, the Nave Aquila in November 2012, the Nave Bellatrix in January 2013, the Nave Rigel in February 2013, the Nave Orion in March 2013, the Nave Atropos in April 2013, the Nave Titan and Nave Equinox in June 2013. As a result of the vessel acquisitions, available days of the fleet increased to 2,095 days for the three month period ended June 30, 2013, as compared to 1,316 days for the three month period ended June 30, 2012. The increase in revenue was partially mitigated by the decrease in time charter equivalent (“TCE”) to $22,155 for the three month period ended June 30, 2013, from $26,458 for the three month period ended June 30, 2012.

Time charter expenses: Time charter expenses for the three month period ended June 30, 2013 and June 30, 2012 were $0.6 million and $1.1 million, respectively. Time charter expenses are primarily related to broker fees and various voyage expenses.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of drydock and special survey costs of three VLCC vessels, and two LR1 product tankers, amounting to $0.8 million for the three month period ended June 30, 2013. Direct vessel expenses for the comparative period in 2012, were $0.6 million and were related to drydock and special survey costs of three VLCC and two LR1 product tankers.

Management fees: Management fees for the three month period ended June 30, 2013 increased by $4.7 million to $15.8 million from $11.1 million for the same period of 2012. The increase was attributable to the addition of ten operating vessels and available days described above. (See Related Party Transactions).

General and administrative expenses: General and administrative expenses were $1.1 million and $0.8 million for the three month periods ended June 30, 2013 and 2012, respectively. The increase was attributable to the $0.3 million increase in administrative services charged by the Navios Tanker Management Inc. (the “Manager”) a subsidiary of Navios Holdings, due to the addition of ten operating vessels described above and $0.1 million increase in legal, audit and other professional services. For the three month periods ended June 30, 2013 and 2012, the Manager had charged us $0.8 million and $0.5 million, respectively, for administrative services. (See Related Party Transactions)

Depreciation and amortization: Depreciation and amortization for the three months ended June 30, 2013 was $16.1 million compared to $12.0 million for the same period in 2012. The increase in depreciation and amortization expense of $4.1 million was attributable to: (a) $2.5 million increase in depreciation expense; and (b) $1.6 million being accelerated amortization of the intangible assets associated with two product tanker vessels charter-out contracts. The increase in depreciation expense was attributable to the acquisition of the Nave Atria in July 2012, the Nave Cassiopeia in August 2012, the Nave Cetus in October 2012, the Nave Aquila in November 2012, the Nave Bellatrix in January 2013, the Nave Rigel in February 2013, the Nave Orion in March 2013, the Nave Atropos in April 2013, the Nave Titan and the Nave Equinox in June 2013, mitigated by a $0.5 million decrease, due to the reassessment of the residual value of the Company’s vessels.

Interest income: Interest income for each of the three month periods ended June 30, 2013 and 2012 was $0.04 million and $0.1 million respectively.

Interest expense and finance cost, net: Interest expense and finance cost, net amounted to $14.0 million for the three month period ended June 30, 2013, compared to $12.1 million for the same period in 2012. Interest expense and finance cost for the three month period ended June 30, 2013, consisted of $10.9 million of bond coupon expenses and $3.2 million interest expense and finance costs in relation to our existing facilities. The weighted average balance outstanding of our loan facilities (excluding the Existing Notes and the Additional Notes, each as defined on page F-13) for the three month period ended June 30, 2013 was $502.0 million and the weighted average interest rate was 2.95%. The weighted average balance outstanding of our loan facilities (excluding the Existing Notes and the Additional Notes) for the three month period ended June 30, 2012 was $462.1 million and the weighted average interest rate was 3.23%.

Other expense, net: Other expense, net for the three month period ended June 30, 2013 was $0.1 million and was mainly related to provision for claims. For the comparative period of 2012 other expense, net was $0.2 million.

For the Six Month Period ended June 30, 2013 compared to the Six Month Period ended June 30, 2012

The following table presents consolidated revenue and expense information for the six month periods ended June 30, 2013 and 2012. This information was derived from the unaudited consolidated revenue and expense accounts of Navios Acquisition for the respective periods.

	For the Six Months Ended June 30, 2013	For the Six Months Ended June 30, 2012
	(unaudited)	(unaudited)
Revenue	$91,229	$71,662
Time charter expenses	(1,357)	(1,659)
Direct vessel expenses	(1,524)	(1,103)
Management fees	(29,924)	(22,057)
General and administrative expenses	(2,207)	(1,677)
Depreciation and amortization	(29,453)	(23,989)
Interest income	255	291
Interest expenses and finance cost, net	(27,385)	(24,319)
Other (expense)/ income, net	(435)	135

Net loss	$(801)	$(2,716)

EBITDA(1)	$57,306	$46,404

(1)

EBITDA is a non-GAAP financial measure. See “—Reconciliation of EBITDA to Net Cash from Operating Activities” for a description of EBITDA and a reconciliation of EBITDA to the most comparable measure under US GAAP.

For the six month period ended June 30, 2013, Navios Acquisition had 3,927 available days. There were 2,635 available days in the comparative period of 2012.

Revenue: Revenue for the six month period ended June 30, 2013 increased by $19.6 million or 27.3% to $91.2 million, as compared to $71.7 million for the same period in 2012. The increase was mainly attributable to the acquisition of the Nave Atria in July 2012, the Nave Cassiopeia in August 2012, the Nave Cetus in October 2012, the Nave Aquila in November 2012, the Nave Bellatrix in January 2013, the Nave Rigel in February 2013, the Nave Orion in March 2013, the Nave Atropos in April 2013, the Nave Titan and Nave Equinox in June 2013. As a result of the vessel acquisitions, available days of the fleet increased to 3,927 days for the six month period ended June 30, 2013, as compared to 2,635 days for the six month period ended June 30, 2012. The increase in revenue was partially mitigated by the decrease in the time charter equivalent (“TCE”) to $22,887 for the six month period ended June 30, 2013, from $26,571 for the six month period ended June 30, 2012.

Time charter expenses: Time charter expenses for the six month period ended June 30, 2013 and June 30, 2012 were $1.4 million and $1.7 million, respectively. Time charter expenses are primarily related to broker fees and various voyage expenses.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of three VLCC vessels that were completed in August 2011, October 2011 and April 2012, respectively, and two LR1 product tankers that were completed in May 2012 and June 2012, respectively, amounting to $1.5 million for the six month period ended June 30, 2013. Direct vessel expenses for the comparative period in 2012 amounted to $1.1 million.

Management fees: Management fees for the six month period ended June 30, 2013 increased by $7.9 million to $29.9 million from $22.1 million for the same period of 2012. The increase was attributable to the addition of ten new operating vessels and available days described above. (See Related Party Transactions)

General and administrative expenses: General and administrative expenses increased by $0.5 million to $2.2 million during the six month period ended June 30, 2013, compared to $1.7 million for the six month period ended June 30, 2012, due to a $0.1 million increase in legal, audit and other professional services and $0.4 million increase in administrative services charged by the Manager due to the addition of ten new operating vessels described above. (See Related Party Transactions)

Depreciation and amortization: Depreciation and amortization for the six months ended June 30, 2013 was $29.5 million compared to $24.0 million for the same period in 2012. The increase in depreciation and amortization expense of $5.5 million was attributable to the: (a)$3.9 million increase in depreciation and amortization expense; and (b) $1.6 million being accelerated amortization of the intangible assets associated with the two product tanker vessels charter-out contracts. The increase in depreciation expense was due to the acquisition of the Nave Atria in July 2012, the Nave Cassiopeia in August 2012, the Nave Cetus in October 2012, the Nave Aquila in November 2012, the Nave Bellatrix in January 2013, the Nave Rigel in February 2013, the Nave Orion in March 2013, the Nave Atropos in April 2013, the Nave Titan and the Nave Equinox in June 2013 and was mitigated by a decrease of $1.2 million, due to the reassessment of the residual value of the Company’s vessels.

Interest income: Interest income amounted to $0.3 million for both the six month periods ended June 30, 2013 and June 30, 2012.

Interest expense and finance cost, net: Interest expense and finance cost, net amounted to $27.4 million for the six month period ended June 30, 2013, compared to $24.3 million for the same period in 2012. Interest expense and finance cost for the six month period ended June 30, 2013, consisted of $21.8 million of bond coupon expenses and $5.6 million interest expense and finance costs in relation to our existing facilities. The weighted average balance outstanding of our loan facilities (excluding the Existing Notes and the Additional Notes) for the six month period ended June 30, 2013 was $509.1 million and the weighted average interest rate was 2.96%. The weighted average balance outstanding of our loan facilities (excluding the Existing Notes and the Additional Notes) for the six month period ended June 30, 2012 was $457.4 million and the weighted average interest rate was 3.28%.

Other (expense)/ income, net: Other expense, net for the six month period ended June 30, 2013 was $0.4 million. Other income, net for the six month period ended June 30, 2012 was $0.1 million. Other (expense)/ income, net was mainly related to provision for claims.

Liquidity and Capital Resources

Our primary short-term liquidity needs are to fund general working capital requirements, drydocking expenditures, and deposits for vessels under construction, minimum cash balance maintenance as per our credit facility agreements and debt repayment, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations and bank borrowings which we believe that will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. Generally, our long-term sources of funds will be from cash from operations, long term bank borrowings and other debt or equity financings.

We expect that we will rely upon external financing sources, including bank borrowings, to fund acquisitions and expansion and investment capital expenditures. We cannot assure you that we will be able to raise the size of our credit facilities or obtain additional funds on favorable terms.

On August 20, 2013, Navios Acquisition entered into a loan agreement with HSH Nordbank AG of up to $40.3 million (divided in two tranches of $20.15 million each), to partially finance the acquisition of two chemical tanker vessels. The facility bears interest at a rate of LIBOR plus 320 bps. As of August 20, 2013, no amount was drawn, and $40.3 million remains to be drawn.

On July 9, 2013, Navios Acquisition entered into a loan agreement, with Deutsche Bank Ag Filiale Deutschlandgeschäft of up to $48.5 million (divided in three tranches of up to $13.94 million, $13.94 million and $20.6 million each), to partially finance the acquisition of three product tankers. The facility bears interest at a rate of LIBOR plus 325 bps. As of August 20, 2013 the amount drawn under this facility is $27.9 million and $20.6 million remains to be drawn.

Our contracts for the construction of our vessels are cancellable in various cases among which are, the shipbuilders’ inability to meet its obligations for delivery of the vessel until a set deadline and in accordance with its specifications, our inability to finance the purchase of the vessel, bankruptcy or other financial or liquidity problems of the shipbuilder and our inability to obtain requisite permits or approvals.

As of June 30, 2013, the remaining contractual installments for our tanker vessels to be delivered on various dates through June 2015 were $ 305.1 million. Navios Acquisition expects to finance $239.3 million through debt financing of which $141.9 million is committed as of August 20, 2013 and the remaining $65.8 million through cash on hand.

Cash Flow

Six Month Period ended June 30, 2013 compared to the Six Month Period ended June 30, 2012

The following table presents cash flow information for the six month periods ended June 30, 2013 and June 30, 2012:

	Six Month Period Ended June 30, 2013 (unaudited)	Six Month Period Ended June 30, 2012 (unaudited)
Expressed in thousands of U.S. dollars
Net cash (used in)/ provided by operating activities	$(18,549)	$43,481
Net cash used in investing activities	(100,899)	(138,408)
Net cash provided by financing activities	184,402	95,690

Net increase in cash and cash equivalents	$64,954	$763
Cash and cash equivalents, beginning of the period	42,846	41,300

Cash and cash equivalents, end of period	$107,800	$42,063

Net Cash used in/ provided by operating activities for the six month period ended June 30, 2013 as compared to the six month period ended June 30, 2012.

Net cash used in operating activities decreased by $62.0 million to $18.6 million for the six month period ended June 30, 2013 as compared to $43.5 million inflow for the six month period ended June 30, 2012. In determining net cash used in/ provided by operating activities, net loss is adjusted for the effects of certain non-cash items including depreciation and amortization.

Net loss for the six month period ended June 30, 2013 was $0.8 million as compared to $2.7 million for the six month period ended June 30, 2012. The cumulative effect of the adjustments to reconcile net loss to net cash used in operating activities was a $32.3 million increase for the six month period ended June 30, 2013 which consisted of $29.5 million relating to depreciation and amortization, $1.3 million relating to amortization of finance costs, $1.5 million related to the amortization of dry dock and special survey costs.

Prepaid expenses and other current assets increased by $1.6 million to $4.3 million as of June 30, 2013 from $2.7 million as of December 31, 2012.

Accounts receivable increased by $1.0 million from $5.1 million at December 31, 2012 to $6.1 million at June 30, 2013 due to a increase in amounts due from charterers.

Accounts payable decreased by $0.5 million to $0.8 million at June 30, 2013 from $1.3 million at December 31, 2012. The decrease resulted from a: (a) $0.3 million decrease in brokers payable; and (b) $0.1 million decrease in creditors and other payables.

Accrued expenses decreased by $2.0 million from $13.0 million as of December 31, 2012 to $10.9 million as of June 30, 2013. The primary reasons for the decrease were a: (a) $0.5 million decrease in accrued legal and professional fees; and (b) $2.0 million decrease in accrued voyage expenses; partially offset by $0.4 million increase in accrued loan interest.

Amounts due to related parties decreased by $49.7 million from $85.5 million at December 31, 2012 to $35.9 million at June 30, 2013, as a result of a $42.4 million decrease of payables relating to management fees and $7.2 million decrease in payables relating to accrued administrative expenses, prebuilding expenses and other items due to affiliated companies. Please refer to relevant discussion below, under “Related Parties Transactions”.

Deferred voyage revenue primarily related to cash received from charterers prior to being earned. These amounts are recognized as revenue over the voyage or charter period. Deferred voyage revenue increased by $0.8 million from $3.7 million at December 31, 2012 to $4.4 million at June 30, 2013.

Restricted cash related to interest expense increased by $0.9 million from $0.4 million as of December 31, 2012, to $1.3 million at June 30, 2013.

Other long term liabilities decreased by $0.1 million from $0.2 million as of December 31, 2012 to $0.1 million as of June 30, 2013.

Other long term assets decreased by $0.4 million from $0.9 million as of December 31, 2012 to $0.4 million as of June 30, 2013.

Net Cash used in investing activities for the six month period ended June 30, 2013 as compared to the six month period ended June 30, 2012.

Net cash used in investing activities was $100.9 million at June 30, 2013 as compared to $138.4 million outflow for the comparative period in 2012.

Net cash used in investing activities for the six month period ended June 30, 2013 resulted from: (a) $3.9 million paid for the delivery of the Nave Bellatrix on January 24, 2013, $16.0 million for the delivery of the Nave Rigel on February 14, 2013, $7.7 million for the delivery of the Nave Orion on March 22, 2013, $16.4 million paid for the delivery of Nave Atropos on April 24, 2013, $8.9 million paid for the delivery of Nave Titan on June 10, 2013 and $23.2 million paid for the delivery of Nave Equinox on June 26, 2013; and (b) a $33.2 million increase in deposits for vessel acquisitions. This increase was mitigated by a $8.5 million decrease in restricted cash that was used as deposits for vessel acquisition.

Net cash used in investing activities for the six month period ended June 30, 2012 resulted from: (a) $10.5 million paid for the delivery of the Nave Estella on January 20, 2012; and (b) a $137.0 million increase in deposits for vessel acquisitions. This increase was partially offset by a $9.1 million decrease in restricted cash that was used as deposits for vessel acquisition.

Net Cash provided by financing activities for the six month period ended June 30, 2013 as compared to the six month period ended June 30, 2012.

Net cash provided by financing activities for the six month period ended June 30, 2013 was $184.4 million. For the same period in 2012, $95.7 million cash was provided by financing activities.

Net cash provided by financing activities for the six month period ended June 30, 2013 resulted from $64.7 million of loan proceeds net of deferred finance fees and $211.4 million of proceeds from the multiple equity offerings that occurred in February and May 2013 and $0.7 million decrease in restricted cash. The increase was mitigated by a: (a) $35.0 million repayment of loan to a related party; (b) $42.5 million repayment of loans; (c) $6.6 million payment of dividends; and (d) $8.3 million paid to a related party.

Net cash provided by financing activities for the six month period ended June 30, 2012 resulted from $120.6 million of loan proceeds net of deferred finance fees. The increase was partially offset by: (a) $5.0 million repayment of loan to a related party; (b) $6.3 million repayment of loans; (c) $4.9 million payment of dividends; and (d) $8.7 million increase in restricted cash.

Reconciliation of EBITDA to Net Cash from Operating Activities

	Three Month	Three Month	Six Month	Six Month
	Period	Period	Period	Period
	Ended	Ended	Ended	Ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Expressed in thousands of U.S. dollars
Net cash (used in)/ provided by operating activities	$(37,451)	$14,876	$(18,549)	$43,481
Net (decrease) /increase in operating assets	(52)	1,069	2,980	1,041
Net decrease/(increase) in operating liabilities	53,569	(4,477)	47,042	(20,701)
Net interest cost	14,005	11,998	27,130	24,028
Deferred finance costs	(717)	(752)	(1,297)	(1,445)

EBITDA(1)	$29,354	$22,714	$57,306	$46,404

(1)	Three Month Period Ended June 30, 2013	Three Month Period Ended June 30, 2012	Six Month Period Ended June 30, 2013		Six Month Period Ended June 30, 2012
	(unaudited)	(unaudited)	(unaudited)		(unaudited)
Net cash (used in)/ provided by operating activities	$(37,451)	$14,870	$	(18,549)	$43,481
Net cash used in investing activities	$(70,515)	$(34,548)	$	(100,899)	$(138,408)
Net cash provided by financing activities	$121,351	$20,557	$	184,402	$95,690

EBITDA

EBITDA represents loss plus interest expenses and finance cost plus depreciation and amortization and income taxes.

EBITDA is presented because Navios Acquisition believes that EBITDA is a basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EBITDA for the three month period ended June 30, 2013, increased by $6.6 million to $29.4 million, as compared to $22.7 million for the same period in 2012. The increase in EBITDA was due to: (a) $11.1 million increase in revenue due to the acquisitions of the Nave Atria in July 2012, the Nave Cassiopeia in August 2012, the Nave Cetus in October 2012, the Nave Aquila in November 2012, the Nave Bellatrix in January 2013, the Nave Rigel in February 2013, the Nave Orion in March 2013, the Nave Atropos in April 2013, the Nave Titan and Nave Equinox in June 2013; (b) $0.5 million decrease in time charter expenses; and (c) $0.1 million decrease in other expense, net. The above increase was partially mitigated by: (i) $4.7 million increase in management fees; and (ii) $0.4 million increase in general and administrative expenses.

EBITDA for the six month period ended June 30, 2013, increased by $10.9 million to $57.3 million, as compared to $46.4 million for the same period in 2012. The increase in EBITDA was due to: (a) $19.6 million increase in revenue due to the acquisitions of the Nave Atria in July 2012, the Nave Cassiopeia in August 2012, the Nave Cetus in October 2012, the Nave Aquila in November 2012, the Nave Bellatrix in January 2013, the Nave Rigel in February 2013, the Nave Orion in March 2013, the Nave Atropos in April 2013, the Nave Titan and Nave Equinox in June 2013; and (b) $0.3 million decrease in time charter expenses. The above increase was partially mitigated by: (i) $7.9 million increase in management fees; (ii) $0.5 million increase in general and administrative expenses; and (iii) $0.6 million increase in other (expense)/ income, net.

Long-Term Debt Obligations and Credit Arrangements

8 5/8% First Priority Ship Mortgage Notes

On October 21, 2010, Navios Acquisition and Navios Acquisition Finance completed the sale of the $400.0 million of Existing Notes. On May 26, 2011, Navios Acquisition and Navios Acquisition Finance completed the sale of the $105.0 million of Additional Notes. The Existing Notes and the Additional Notes are secured by first priority ship mortgages on seven VLCC vessels owned by certain subsidiary guarantors.

The Existing Notes and the Additional Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance. The subsidiary guarantees are full and unconditional, as that term is defined by Regulation S-X Rule 3-10, except for the fact that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all assets are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the bond indenture upon liquidation or dissolution or upon legal or covenant defeasance or satisfaction and discharge of the Existing Notes and the Additional Notes.

Navios Acquisition does not have any subsidiaries that are not guarantors of the 8 5/8% Notes. In addition, the disclosures required by Rules 3-10(i)(9) and (10) are not applicable because there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 8 5/8% Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

The Existing Notes and the Additional Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries. In August 2013, the Shinyo Navigator was substituted as security to the Existing and the Additional Notes by the Nave Celeste and related collateral.

Credit Facilities

Commerzbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: Navios Acquisition assumed a loan agreement dated April 7, 2010, with Commerzbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150.0 million (divided in six equal tranches of $25.0 million each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.0 million to be repaid on the last repayment date. The repayment of each tranche started six months after the delivery date of the respective vessel which that tranche financed. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2013, the facility was fully drawn and $141.8 million was outstanding.

BNP Paribas SA Bank and DVB Bank S.E.: Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75.0 million (divided in three equal tranches of $25.0 million each) for the purpose of part-financing the purchase price of three product tankers. Each of the tranches is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.0 million to be repaid on the last repayment date. The repayment date of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2013, $71.3 million was outstanding under this facility and $3.7 million remained to be drawn.

DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO BANK N.V. of up to $52.0 million (divided into two tranches of $26.0 million each) to partially finance the acquisition costs of two product tanker vessels. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 bps. The loan also requires compliance with certain financial covenants. On December 29, 2011, Navios Acquisition prepaid $2.5 million in relation to an amendment to its credit facility. After the prepayment, the outstanding amount under each tranche is repayable in five quarterly installments of $0.2 million each, 13 equal quarterly installments of $0.44 million each, with a final balloon payment of $15.2 million to be repaid on the last repayment date. On December 31, 2012, Navios Acquisition prepaid $0.5 million in relation to an amendment to its credit facility. After the prepayment, the outstanding amount under each tranche is repayable in two quarterly installments of $0.2 million each, 13 equal quarterly installments of $0.5 million each, with a final balloon payment of $15.2 million to be repaid on the last repayment date. As of June 30, 2013, the facility was fully drawn, and the outstanding amount under this facility was $41.2 million.

Cyprus Popular Bank Public Co Ltd: In September 2010, Navios Acquisition (through four subsidiaries) entered into a $80.0 million revolving credit facility with Cyprus Popular Bank Public Co Ltd to partially finance the acquisition and construction of vessels and for investment and working capital purposes. On September 7, 2012 the amount of the facility was reduced to $32.4 million. Drawings under the facility are secured by assignments of construction contracts and guarantees, as well as security interests in related assets. The facility bears interest at a rate of LIBOR plus 275 bps. Pursuant to an agreement dated December 31, 2012, the maturity of the facility was extended to match the delivery of the vessel. As of June 30, 2013, the facility was fully repaid and no amount was available to be drawn.

Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.2 million of which $51.6 million is drawn (divided into two tranches of $26.1 million and $25.5 million, respectively) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $0.35 million and $0.34 million, respectively, with a final balloon payment of $15.1 million and $14.7 million, respectively, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) plus 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2013, the facility was fully drawn and the amount outstanding was $47.8 million.

Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.0 million of which $46.2 million has been drawn (divided into two tranches of $23.1 million each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.31 million each with a final balloon payment of $13.3 million, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2013, the facility was fully drawn and the amount outstanding was $44.7 million.

ABN AMRO BANK N.V.: On July 8, 2011, Navios Acquisition entered into a loan agreement with ABN AMRO Bank N.V of up to $55.1 million (divided into two equal tranches) to partially finance the purchase price of two MR2 product tanker vessels. The total amount of $54.8 million was drawn under this facility. Each tranche of the facility is repayable in 12 quarterly installments of $0.75 million each and 12 quarterly installments of $0.57 million each with a final balloon payment of $11.6 million to be repaid on the last repayment date. The repayment of each tranche started in October 2011 and it bears interest at a rate of LIBOR plus 325 bps. The loan also requires compliance with certain financial covenants. As of June 30 2013, $44.3 million was outstanding under this loan agreement ($22.16 million from each of the two tranches), and no further amounts were available to be drawn.

DVB Bank SE: On December 7, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE of up to $51.0 million, of which $44.4 million was drawn (divided into two tranches of $22.2 million each) to partially finance the purchase price of two LR1 product tanker vessels. Each tranche of the facility is repayable in 28 quarterly installments of $0.35 million each with a final balloon payment of $12.4 million to be repaid on the last repayment date. The repayment started three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus 270 bps per annum. The loan also requires compliance with certain financial covenants. As of June 30, 2013, $43.7 million was outstanding under this facility and no further amounts were available to be drawn.

NORDDEUTSCHE LANDESBANK GIROZENTRALE: On December 29, 2011, Navios Acquisition entered into a loan agreement with NORDDEUTSCHE LANDESBANK GIROZENTRALE of up to $28.1 million to partially finance the purchase price of one MR2 product tanker vessel. The facility is repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment starts three months after the delivery of the vessel and it bears interest at a rate of LIBOR plus: (a) up to, but not including, the Drawdown Date of, 175bps per annum; (b) thereafter until, but not including, the tenth Repayment Date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of June 30, 2013, $24.9 million was drawn under this facility and $3.2 million remained to be drawn.

DVB Bank SE and Emporiki Bank of Greece S.A.: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Emporiki Bank of Greece S.A. of up to $56.3 million (divided into two tranches of $28.1 million each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment starts three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus: (a) up to, but not including, the Drawdown Date of, 175 bps per annum; (b) thereafter until, but not including, the tenth Repayment Date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of June 30, 2013, $50.0 million was drawn under this loan agreement and $6.3 million remained to be drawn.

Navios Holdings Credit Facility: Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings. The $40.0 million facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. Pursuant to an agreement dated November 8, 2011, this facility was extended from April 2012 to December 2014. As of June 30, 2013 the outstanding amount under this facility was $0 and $40.0 million remained to be drawn. For the three month and six month period ended June 30, 2013, interest expense in relation to this facility amounted to $0.2 million was included under interest expense and finance cost, net in the statement of operations.

The loan facilities include, among other things, compliance with loan to value ratios and certain financial covenants, including: (i) a minimum liquidity of $40.0 million or if greater $1.0 million per vessel, including vessels under construction; (ii) net worth ranging from $50.0 to $75.0 million through January 2013 and up to $135.0 million thereafter; and (iii) total liabilities divided by total assets, adjusted for market values to be lower than 75%, as of July 1, 2013 and thereafter. It is an event of default under the credit facilities if such covenants are not complied with, including the loan to value ratios for which the Company may provide sufficient additional security to prevent such an event.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Acquisition’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Acquisition from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; changing the flag, class, management or ownership of Navios Acquisition’s vessels; changing the commercial and technical management of Navios Acquisition’s vessels; selling Navios Acquisition’s vessels; and subordinating the obligations under each credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facilities also require Navios Acquisition to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

As of June 30, 2013, the Company was in compliance with its covenants.

As of June 30, 2013, the total amount available to be drawn from all our facilities was $53.2 million of which $13.2 million will be used to finance the acquisition and construction of vessels and $40.0 million under the Navios Holdings Credit Facility may be used for investment and working capital purposes.

Capital Expenditures

On January 24, 2013, Navios Acquisition took delivery of the Nave Bellatrix, a 49,999 dwt South Korean-built MR2 product tanker, for a total cost of $38.0 million. Cash paid was $4.6 million and $33.5 million was transferred from vessel deposits.

On February 13, 2013, Navios Acquisition took delivery of the Nave Rigel, a 74,673 dwt South Korean —built LR1 product tanker, for a total cost of $47.9 million. The $47.9 million consisted of: (i) cash paid of $16.6 million; (ii) the issuance of $3.0 million of Series D Preferred Stock; and (iii) $28.3 million was transferred from vessel deposits.

On March 22, 2013, Navios Acquisition took delivery of the Nave Orion, a 49,999 dwt South Korean-built MR2 product tanker, for a total cost of $38.1 million. Cash paid was $8.2 million and $29.9 million was transferred from vessel deposits.

On April 24, 2013, Navios Acquisition took delivery of the Nave Atropos, a 74,695 dwt South Korean-built LR1 product tanker, for a total cost of $48.2 million. The $48.2 million consisted of: (i) cash paid of $17.1 million; (ii) the issuance of $3.0 million of Series D Preferred Stock; and (iii) $28.1 million was transferred from vessel deposits.

On June 10, 2013, Navios Acquisition took delivery of the Nave Titan, a 49,999 dwt South Korean-built MR2 product tanker, for a total cost of $37.1 million. Cash paid was $9.6 million and $27.6 million was transferred from vessel deposits.

On June 26, 2013, Navios Acquisition took delivery of the Nave Equinox, a 50,922 dwt South Korean-built MR2 product tanker, for a total cost of $23.4 million paid in cash.

As of June 30, 2013, the total consideration for our tanker vessels to be delivered was approximately $456.6 million. As of June 30, 2013, Navios Acquisition had paid $163.0 million which has been included in the condensed consolidated balance sheets in “Deposits for vessel acquisitions”, of which $150.8 million related to vessels’ deposits and the remaining $12.1 million related to capitalized interest and expenses.

Off-Balance Sheet Arrangements

Navios Acquisition has no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table summarizes Navios Acquisition’s contractual obligations as of June 30, 2013:

	Payments due by period (unaudited)
(In thousands of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long term debt obligations(1)	$28,010	$57,388	$643,639	$285,706	$1,014,743
Vessel deposits(2)	187,786	117,288	—	—	305,074

Total contractual obligations	$215,796	$174,676	$643,639	$285,706	$1,319,817

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR or applicable interest rate swap rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.75% to 3.25% per annum or the $505.0 million Notes which have a fixed rate of 8 5/8%.
(2)	Future remaining contractual installments for the Navios Acquisition tanker vessels to be delivered on various dates through June 2015.

As of June 30, 2013, the remaining contractual installments for our tanker vessels to be delivered on various dates through June 2015 were $ 305.1 million. Navios Acquisition expects to finance $239.3 million through debt financing of which $141.9 million is committed as of August 20, 2013 and the remaining $65.8 million through cash on hand.

In July 2013, Navios Acquisition agreed to acquire one VLCC tanker vessel. On August 12, 2013, Navios Acquisition took delivery of the 2003-built VLCC tanker vessel, the Nave Celeste for a contract price of $35.4 million. In August 2013, the Shinyo Navigator was substituted as security to the Existing and the Additional Notes by the Nave Celeste and related collateral.

The additional contractual obligations from this transaction was financed with cash on hand.

Related Party Transactions

General and administrative expenses: On May 28, 2010, we entered into an administrative services agreement, expiring May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to us which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the six month periods ended June 30, 2013 and June 30, 2012, Navios Holdings had charged us $1.4 million and $1.0 million, respectively, for administrative services.

Management fees: Pursuant to a Management Agreement dated May 28, 2010, for five years from the closing of the vessel acquisition, the Manager, a subsidiary of Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel, for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. On May 4, 2012, Navios Acquisition amended its existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses are fixed under this agreement for up to $0.3 million per MR2 Product tanker, chemical tanker and LR1 product tanker vessels and will be reimbursed at cost for VLCC vessels. Total management fees for each of the six month periods ended June 30, 2013 and 2012 amounted to $29.9 million and $22.1 million, respectively.

Commencing as of March 30, 2012, Navios Acquisition may upon request, reimburse the Manager partially or fully for drydocking and other extraordinary fees and expenses under the Management Agreement at a later date, but not later than January 5, 2015, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR.

Commencing as of September 28, 2012, Navios Acquisition may, upon request, reimburse the Manager partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Agreement at a later date, but not later than December 31, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. For the six month period ended June 30, 2013 interest expense in relation to long term payables due to related parties amounted to $0.4 million and due to related parties, long term amounted to $35.3 million.

Omnibus agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer, which provides for, will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

The Navios Holdings Credit Facility: Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings. The $40.0 million facility has a margin of LIBOR plus 300 bps and pursuant to an amendment dated November 8, 2011, the maturity of the facility was extended to December 2014. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. As of June 30, 2013 no amount was outstanding under this facility, as it was fully repaid in March 2013 and $40.0 million is available to be drawn. As of June 30, 2013 and December 31, 2012, interest accrued under this facility was $0 and below $0.1 million, respectively, and was included under amounts due to related parties. For the six month period ended June 30, 2013 interest expense in relation to Navios Holdings’ credit facility amounted to $0.2 million.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S.dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of income.

Interest Rate Risk

As of June 30, 2013, Navios Acquisition had a total of $1,014.7 million in long-term and short -term indebtedness. Borrowings under our credit facilities bear interest at rates based on a premium over U.S. $ LIBOR except for the interest rate on the Notes and the Additional Notes which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the six month period ended June 30, 2013, we paid interest on our outstanding debt at a weighted average interest rate of 2.96% excluding the Existing Notes and Additional Notes. A 1% increase in LIBOR would have increased our interest expense for the six month period ended June 30, 2013 by $2.6 million.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the six month period ended June 30, 2013, DOSCO and Navigate accounted for 35.5% and 18.9%, respectively, of Navios Acquisition’s revenue. For the year ended December 31, 2012, DOSCO and STX Panocean Co. LTD these two customers accounted for 43.3% and 10.7%, respectively, of Navios Acquisition’s revenue.

Cash and Cash Equivalents

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Acquisition does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Acquisition also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Inflation

Inflation has had a minimal impact on vessel operating expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

There are no recent accounting pronouncements that affect the Company.

Critical Accounting Policies

Navios Acquisition’s interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Acquisition to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management.

The Company’s most critical accounting policies and estimates are those that involve subjective decisions or assessments and are included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012. There were no material changes to these critical accounting policies during the three and six months ended June 30, 2013, except for the one below:

Vessels, Net: Vessels are stated at historical cost, which consists of the contract price, delivery and acquisition expenses and capitalized interest costs while under construction. Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our tanker vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Up to December 31, 2012, management estimated the residual values of its vessels based on a scarp rate of $285 per LWT. Effective January 1, 2013, following management’s reassessment after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the company’s vessels, the estimated scrape value per LWT was increased to $360. This change reduced depreciation expense by $0.5 million and by $1.2 million for the three and six months ended June 30, 2013 (approximately $0.01 and $0.02 per share, respectively).

Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

Exhibit List

Exhibit Number

101	The following materials from Navios Maritime Acquisition Corporation’s 6-K containing its financial statements for the three and six months ended June 30, 2013, formatted in eXtensible Business Reporting Language (XBRL): (i) Condensed Consolidated Balance Sheets at June 30, 2013 (unaudited) and December 31, 2012; (ii) Unaudited Condensed Consolidated Statements of Income for each of the three and six month periods ended June 30, 2013 and 2012; (iii) Unaudited Condensed Consolidated Statements of Cash Flows for the six month periods ended June 30, 2013 and 2012; (iv) Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital for the six month periods ended June 30, 2013 and 2012; and (v) the Condensed Notes to the Consolidated Financial Statements (unaudited) as blocks of text.*

*	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2013 (UNAUDITED) AND DECEMBER 31, 2012	F-3
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012	F-4
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012	F-5
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012	F-7

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	F-8

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars — except share data)

	Notes	June 30, 2013	December 31, 2012
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents	3	$107,800	$42,846
Restricted cash	3	12,849	21,163
Accounts receivable, net		6,098	5,103
Prepaid expenses and other current assets		4,262	2,683

Total current assets		131,009	71,795

Vessels, net	4	1,149,532	940,738
Deposits for vessels acquisitions	4	162,951	276,142
Deferred finance costs, net		19,005	20,727
Goodwill	6	1,579	1,579
Intangible assets-other than goodwill	5	45,309	51,233
Other long-term assets		448	897
Deferred dry dock and special survey costs, net		6,009	7,533

Total non-current assets		1,384,833	1,298,849

Total assets		$1,515,842	$1,370,644

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$825	$1,277
Dividend payable	7	5,816	2,410
Accrued expenses	8	10,938	12,951
Due to related parties, short term	11	561	27,815
Deferred revenue		4,423	3,651
Current portion of long-term debt	9	28,010	19,724

Total current liabilities		50,573	67,828

Long-term debt, net of current portion and premium	9	988,146	974,362
Loans due to related party	11	—	35,000
Due to related parties, long term	11	35,290	57,701
Other long-term liabilities		67	204
Unfavorable lease terms	5	3,903	4,245

Total non-current liabilities		1,027,406	1,071,512

Total liabilities		1,077,979	1,139,340

Commitments and contingencies	12	—	—
Series D Convertible Preferred stock 1,200 and 600 shares issued and outstanding with $12,000 and $6,000 redemption amount as of each of June 30, 2013 and December 31, 2012	13	12,000	6,000
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 4,540 issued and outstanding as of each of June 30, 2013 and December 31, 2012	13	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 108,640,916 and 40,517,413 issued and outstanding as of each of June 30, 2013 and December 31, 2012	13	11	4
Additional paid-in capital	13	447,455	246,102
Accumulated Deficit		(21,603)	(20,802)

Total stockholders’ equity		425,863	225,304

Total liabilities and stockholders’ equity		$1,515,842	$1,370,644

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars — except share and per share data)

		For the Three	For the Three	For the Six	For the Six
		Months	Months	Months	Months
		Ended	Ended	Ended	Ended
		June 30,	June 30,	June 30,	June 30,
		2013	2012	2013	2012
	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue		$47,057	$35,945	$91,229	$71,662
Time charter expenses		(647)	(1,129)	(1,357)	(1,659)
Direct vessel expenses		(762)	(601)	(1,524)	(1,103)
Management fees	11	(15,826)	(11,102)	(29,924)	(22,057)
General and administrative expenses		(1,123)	(765)	(2,207)	(1,677)
Depreciation and amortization	4,5	(16,123)	(12,043)	(29,453)	(23,989)
Interest income		43	114	255	291
Interest expenses and finance cost, net	9	(14,048)	(12,112)	(27,385)	(24,319)
Other (expense)/income, net		(107)	(235)	(435)	135

Net loss		$(1,536)	$(1,928)	$(801)	$(2,716)

Dividend declared on preferred shares Series B		(27)	(27)	(54)	(54)
Undistributed loss attributable to Series C participating preferred shares		122	311	34	441

Net loss attributable to common shareholders	15	(1,441)	(1,644)	(821)	(2,329)

Net loss per share, basic		$(0.02)	$(0.04)	$(0.01)	$(0.06)

Weighted average number of shares, basic		90,215,506	40,517,413	72,143,198	40,517,413

Net loss per share, diluted		$(0.02)	$(0.04)	$(0.01)	$(0.06)

Weighted average number of shares, diluted		90,215,506	40,517,413	72,143,198	40,517,413

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	For the Six Months Ended June 30, 2013 (unaudited)	For the Six Months Ended June 30, 2012 (unaudited)
Operating Activities
Net loss		$(801)	$(2,716)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Depreciation and amortization	4,5	29,453	23,989
Amortization of deferred finance cost, net		1,297	1,445
Amortization of dry dock and special survey costs		1,524	1,103
Changes in operating assets and liabilities:
(Increase)/decrease in prepaid expenses and other current assets		(1,579)	273
(Increase)/ decrease in accounts receivable		(995)	822
(Increase)/decrease in restricted cash		(855)	423
Decrease in other long term assets		449	437
Decrease in accounts payable		(452)	(208)
Decrease in accrued expenses		(2,013)	(4,438)
Payments for dry dock and special survey costs		—	(2,996)
(Decrease)/increase in due to related parties		(45,212)	25,506
Increase/(decrease) in deferred revenue		772	(23)
Decrease in other long term liabilities		(137)	(136)

Net cash (used in)/ provided by operating activities		$(18,549)	$43,481

Investing Activities
Acquisition of vessels	5	(76, 183)	(10,482)
Deposits for vessel acquisitions	5	(33,217)	(137,057)
Decrease in restricted cash		8,501	9,131

Net cash used in investing activities		$(100,899)	$(138,408)

Financing Activities
Loan proceeds, net of deferred finance costs	9	64,708	120,600
Loan repayment to related party	11	(35,000)	(5,000)
Loan repayments	9	(42,459)	(6,301)
Dividend paid	7	(6,635)	(4,884)
Payment to related party		(8,282)	—
Decrease/(increase) in restricted cash		668	(8,725)
Net proceeds from equity offering	13	211,402	—

Net cash provided by financing activities		$184,402	$95,690

Net increase in cash and cash equivalents		64,954	763
Cash and cash equivalents, beginning of year		42,846	41,300

Cash and cash equivalents, end of period		$107,800	$42,063

See unaudited condensed notes to consolidated financial statements

	For the Six Month Period Ended June 30, 2013 (unaudited)	For the Six Month Period Ended June 30, 2012 (unaudited)
Supplemental disclosures of cash flow information
Cash interest paid, net of capitalized interest	$25,030	$23,389
Non-cash investing and financing activities
Dividend payable	$5,816	$2,410
Acquisition of vessels	$(3,197)	$(677)
Deposits for vessel acquisition	$(632)	$(1,229)
Due to related party	$3,829	$1,906
Issuance of Series D Convertible Preferred Stock for vessel acquisition	$6,000	$—
Capitalized finance cost	$245	$496

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars, except share data)

	Preferred Stock		Common Stock
	Number of Preferred Shares	Amount	Number of Common Units/Shares	Amount	Additional Paid-in Capital	(Accumulated deficit)	Total Stockholders’ Equity
Balance, December 31, 2011	4,540	$—	40,517,413	$4	$255,849	$(17,004)	$238,849
Dividend paid/declared	—	—	—	—	(4,873)	—	(4,873)
Net loss	—	—	—	—	—	(2,716)	(2,716)

Balance, June 30, 2012 (unaudited)	4,540	$—	40,517,413	$4	$250,976	$(19,720)	$231,260

Balance, December 31, 2012	4,540	$—	40,517,413	$4	$246,102	$(20,802)	$225,304
Issuance of common shares	—	—	68,123,503	7	211,395	—	211,402
Dividend paid/declared (see Note 7)	—	—	—	—	(10,042)	—	(10,042)
Net loss	—	—	—	—	—	(801)	(801)

Balance, June 30, 2013 (unaudited)	4,540	$—	108,640,916	$11	$447,455	$(21,603)	$425,863

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars, except per share data)

NOTE 1: DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) (NYSE: NNA) owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services. The Company’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. The Company is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. The operations of Navios Acquisition are managed by Navios Tankers Management Inc. (the “Manager”) a subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”) from its head offices in Monte Carlo, Monaco.

Navios Acquisition was incorporated in the Republic of Marshall Islands on March 14, 2008. On July 1, 2008, Navios Acquisition completed its initial public offering, or its IPO. On May 28, 2010, Navios Acquisition consummated the vessel acquisition which constituted its initial business combination. Following such transaction, Navios Acquisition commenced its operations as an operating company.

As of June 30, 2013, Navios Holdings currently has 48.2% of the voting power and 51.6% of the economic interest in Navios Acquisition.

In May 2013, Navios Acquisition completed the placement of a total of 32,876,712 shares of its common stock, at a price of $3.65 per share, representing gross proceeds of $120,000. The placement included a registered direct offering of 16,438,356 shares of common stock which raised $60,000 of gross proceeds and a placement of 16,438,356 common shares to Navios Maritime Holdings Inc. (“Navios Holdings”) which raised $60,000 of gross proceeds. Both placements closed on May 21, 2013.

Total net proceeds of the above transactions, net of agents’ costs of $4,199 and offering costs of $369, amounted to $115,432.

In February 2013, Navios Acquisition completed multiple offerings, including registered direct offerings, of a total of 35,246,791 shares of its common stock, at a price of $2.85 per share representing gross proceeds of $100,453. The offerings were conducted as follows:

•	The first registered direct offering of 7,719,300 shares of common stock was completed on February 21, 2013, raising $22,000 of gross proceeds.

•	The second registered direct offering of 9,825,000 shares of common stock was completed on February 26, 2013, raising $28,001 of gross proceeds.

•

In addition, Navios Holdings and certain members of management of Navios Acquisition, Navios Holdings and Navios Partners purchased an aggregate of 17,702,491 shares of common stock in a private placement that was completed on February 26, 2013, raising $50,452 of gross proceeds.

Total net proceeds of the above transactions, net of agents’ costs of $4,018 and offering costs of $465 amounted to $95,970.

As of June 30, 2013, Navios Acquisition had outstanding: 108,640,916 shares of common stock, 4,540 shares of preferred stock, 1,200 shares of convertible preferred stock included in the number of shares.

On June 25, 2013, Navios Acquisition’s publicly traded warrants (exercisable for one share of common stock at an exercisable price of $7.00 per share) expired and were no longer exercisable. As Navios Acquisition’s publicly traded units contained a warrant, the units no longer existed upon the expiration of the warrants and any holders of the units continued to hold only the shares of common stock. Trading in the warrants and units on the NYSE was suspended after the close of business on June 19, 2013.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Acquisition’s condensed consolidated financial position, statements of income and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The year end condensed balance sheet data was derived from audited financial statements, but does not include all disclosure required by accounting principles generally accepted in the United States of America (“GAAP”). The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under GAAP for complete financial statements. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Acquisition’s 2012 Annual Report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

(b) Principles of consolidation: The accompanying interim consolidated financial statements include the accounts of Navios Acquisition, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars, except per share data)

The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

(c) Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights and/or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries if deemed to be a business combination. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

As of June 30, 2013, the entities included in these consolidated financial statements were:

Navios Maritime Acquisition Corporation and		Country of	Statement of operations
Subsidiaries:	Nature	Incorporation	2013	2012
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Amorgos Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Andros Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Antikithira Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Antiparos Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Crete Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Folegandros Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Ikaria Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Ios Shipping Corporation	Vessel Owning Company	Cayman Is.	1/1 – 6/30	1/1 – 6/30
Kithira Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Kos Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Mytilene Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 – 6/30	1/1 – 6/30
Rhodes Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Serifos Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Shinyo Dream Limited	Vessel Owning Company	Hong Kong	1/1 – 6/30	1/1 – 6/30
Shinyo Kannika Limited	Vessel Owning Company	Hong Kong	1/1 – 6/30	1/1 – 6/30
Shinyo Kieran Limited	Vessel Owning Company	British Virgin Is.	1/1 – 6/30	1/1 – 6/30
Shinyo Loyalty Limited	Vessel Owning Company	Hong Kong	1/1 – 6/30	1/1 – 6/30
Shinyo Navigator Limited	Vessel Owning Company	Hong Kong	1/1 – 6/30	1/1 – 6/30
Shinyo Ocean Limited	Vessel Owning Company	Hong Kong	1/1 – 6/30	1/1 – 6/30
Shinyo Saowalak Limited	Vessel Owning Company	British Virgin Is.	1/1 – 6/30	1/1 – 6/30
Sifnos Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Skiathos Shipping Corporation(1)	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Skopelos Shipping Corporation	Vessel Owning Company	Cayman Is.	1/1 – 6/30	1/1 – 6/30
Syros Shipping Corporation(1)	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Thera Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Tinos Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Oinousses Shipping Corporation(1)	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Psara Shipping Corporation(1)	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Antipsara Shipping Corporation(1)	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Samothrace Shipping Corporation(1)	Vessel Owning Company	Marshall Is.	3/19 – 6/30	—
Thasos Shipping Corporation(1)	Vessel Owning Company	Marshall Is.	3/19 – 6/30	—
Limnos Shipping Corporation(1)	Vessel Owning Company	Marshall Is.	3/19 – 6/30	—
Skyros Shipping Corporation(1)	Vessel Owning Company	Marshall Is.	3/19 – 6/30	—

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars, except per share data)

Alonnisos Shipping Corporation(1)	Vessel Owning Company	Marshall Is.	3/19 – 6/30	—
Makronisos Shipping Corporation(1)	Vessel Owning Company	Marshall Is.	3/19 – 6/30	—
Iraklia Shipping Corporation (1)	Vessel Owning Company	Marshall Is	4/20 – 6/30	—
Paxos Shipping Corporation (1)	Vessel Owning Company	Marshall Is	5/25 – 6/30	—
Antipaxos Shipping Corporation (1)	Vessel Owning Company	Marshall Is	5/25 – 6/30	—
Donoussa Shipping Corporation (1)	Vessel Owning Company	Marshall Is	6/28 – 6/30	—
Schinousa Shipping Corporation (1)	Vessel Owning Company	Marshall Is	6/28 – 6/30	—

(1)	Each company has the rights over a shipbuilding contract of a tanker vessel.

(d) Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets and scrap value, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(e) Preferred shares Series D: Navios Acquisition issues shares of its authorized Series D Preferred Stock (nominal and fair value $12,000) to a shipyard, in partial settlement of the purchase price of its newbuild vessels. The preferred stock contains a 6% per annum dividend payable quarterly, starting one year after delivery of the vessel. The Series D Preferred Stock will mandatorily convert into shares of common stock 30 months after issuance at a price per share of common stock equal to $10.00. The holder of the preferred stock shall have the right to convert the shares of preferred stock into common stock prior to the scheduled maturity dates at a price of $7.00 per share of common stock. The preferred stock does not have any voting rights. Navios Acquisition is obligated to redeem the Series D Preferred Stock (or converted common shares) at holder’s option exercisable beginning on 18 months after issuance, at par payable at up to 12 equal quarterly installments.

The fair value of the series D Preferred Stock, was determined using a combination of Black Scholes model and discounted projected cash flows for the conversion option and put, respectively. The model used takes into account the credit spread of Navios Acquisition, the volatility of its stock, as well as the price of its stock at the issuance date. The convertible preferred stock is classified as temporary equity (i.e., apart from permanent equity) as a result of the redemption feature upon exercise of the put option granted to the holder of the preferred stock.

(f) Vessels, net: Vessels are stated at historical cost, which consists of the contract price, delivery and acquisition expenses and capitalized interest costs while under construction. Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our tanker vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Up to December 31, 2012, management estimated the residual values of its vessels based on a scrap rate of $285 per LWT. Effective January 1, 2013, following management’s reassessment after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the company’s vessels, the estimated scrape value per LWT was increased to $360 per LWT. This change reduced depreciation expense by $548 and $1,231 for the three and six months ended June 30, 2013 respectively (approximately $0.01 and $0.02 per share, respectively).

Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars, except per share data)

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	June 30, 2013	December 31, 2012
Cash on hand and at banks	$38,756	$6,348
Short-term deposits	69,044	36,498

Total cash and cash equivalents	$107,800	$42,846

Short term deposits relate to time deposit accounts held in bank for general financing purposes.

As of June 30, 2013, restricted cash was $12,849 and mainly related to requirements for the future installments for vessel deposits, loan repayments and interest, and pledged accounts as required by the credit facilities.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

NOTE 4: VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2011	816,736	(42,112)	774,624
Additions	207,795	(41,681)	166,114

Balance at December 31, 2012	1,024,531	(83,793)	940,738
Additions	232,665	(23,871)	208,794

Balance at June 30, 2013	$1,257,196	$(107,664)	$1,149,532

On January 24, 2013, Navios Acquisition took delivery of the Nave Bellatrix, a 49,999 dwt South Korean-built MR2 product tanker, for a total cost of $38,021. Cash paid was $4,563 and $33,458 was transferred from vessel deposits.

On February 13, 2013, Navios Acquisition took delivery of the Nave Rigel, a 74,673 dwt South Korean —built LR1 product tanker, for a total cost of $47,863. The $47,863 consisted of: (i) cash paid of $16,591, (ii) the issuance of $3,000 Series D Preferred; and (iii) $28,272 was transferred from vessel deposits.

On March 22, 2013, Navios Acquisition took delivery of the Nave Orion, a 49,999 dwt South Korean-built MR2 product tanker, for a total cost of $38,054. Cash paid was $8,157 and $29,897 was transferred from vessel deposits.

On April 24, 2013, Navios Acquisition took delivery of the Nave Atropos, a 74,695 dwt South Korean-built LR1 product tanker, for a total cost of $48,197. The $48,197 consisted of: (i) cash paid of $17,089; (ii) the issuance of $3,000 of Series D Preferred Stock; and (iii) $28,108 was transferred from vessel deposits.

On June 10, 2013, Navios Acquisition took delivery of the Nave Titan, a 49,999 dwt South Korean-built MR2 product tanker, for a total cost of $37,123. Cash paid was $9,573 and $27,550 was transferred from vessel deposits.

On June 26, 2013, Navios Acquisition took delivery of the Nave Equinox, a 50,922 dwt South Korean-built MR2 product tanker, for a total cost of $23,407 paid in cash.

Deposits for vessel acquisition represent deposits for vessels to be delivered in the future. As of June 30, 2013, Navios Acquisition vessel deposits amounted to $162,951 of which $116,922 was financed through loans and the balance from existing cash. For the six month period ended June 30 2013, additions to deposits for vessels acquisitions comprising of cash payments and capitalized interest were $33,217, which was offset by $147,285 transferred to vessels, net.

For the six month period ended June 30, 2013 and 2012, capitalized interest amounted to $3,375 and $6,716, respectively.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars, except per share data)

NOTE 5: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of June 30, 2013 and December 31, 2012 consisted of the following:

	Acquisition Cost	Accumulated Amortization (*)	Net Book Value June 30, 2013
Favorable lease terms	$67,417	$(22,108)	$45,309
Unfavorable lease terms	(5,819)	1,916	(3,903)

Total	$61,598	$(20,192)	$41,406

	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2012
Favorable lease terms	$67,417	$(16,184)	$51,233
Unfavorable lease terms	(5,819)	1,574	(4,245)

Total	$61,598	$(14,610)	$46,988

Amortization (expense)/income of favorable and unfavorable lease terms for the periods ended June 30, 2013 and 2012, is presented in the following table:

	Six Month Period Ended
	June 30, 2013	June 30, 2012
Unfavorable lease terms	$342	$342
Favorable lease terms charter-out (*)	(5,924)	(4,323)

Total	$(5,582)	$(3,981)

The aggregate amortizations of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Favorable lease terms	$(7,793)	$(4,959)	$(4,959)	$(3,874)	$(2,811)	$(20,913)	(45,309)
Unfavorable lease terms	683	683	683	684	684	486	3,903

Total	$(7,110)	$(4,276)	$(4,276)	$(3,190)	$(2,127)	$(20,427)	$(41,406)

(*)	Following charterer’s default in July 2013, for which the Company became aware in June 2013, regarding two product tanker vessels, an amount of $1,619 has been accounted for as accelerated amortization in the condensed consolidated statements of operations under the caption of “Depreciation and Amortization”, due to the revision of the remaining useful economic life of the related favorable lease.

NOTE 6: GOODWILL

Goodwill as of June 30, 2013 and December 31, 2012 consisted of the following:

Balance, January 1, 2012	$1,579

Balance, December 31, 2012	1,579

Balance, June 30, 2013	$1,579

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars, except per share data)

NOTE 7: DIVIDEND PAYABLE

On November 9, 2012, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2012 of $0.05 per share of common stock. A dividend in the aggregate amount of $2,410 was paid on January 4, 2013 out of which $2,026 was paid to the stockholders of record as of December 19, 2012 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock (see Note 11, Transactions with Related Parties).

On February 7, 2013, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2012 of $0.05 per common share payable on April 4, 2013 to stockholders of record as of March 19, 2013. A dividend in the aggregate amount of $4,172 was paid April 4, 2013 out of which $3,788 was paid to the stockholders of record as of March 19, 2013 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock (see Note 11, Transactions with Related Parties).

On April 30, 2013, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2013 of $0.05 per share of common stock. A dividend in the aggregate amount of $5,816 was paid July 3, 2013 out of which $5,432 was paid to the stockholders of record as of June 19, 2013 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock (see Note 11, Transactions with Related Parties).

As of June 30, 2013, Navios Acquisition paid a dividend of $54 to the holders of the 540 shares of Series B preferred stock.

NOTE 8: ACCRUED EXPENSES

Accrued expenses as of June 30, 2013 and December 31, 2012 consisted of the following:

	June 30, 2013	December 31, 2012
Accrued voyage expenses	$805	$2,811
Accrued loan interest	9,627	9,184
Accrued legal and professional fees	506	956

Total accrued expenses	$10,938	$12,951

NOTE 9: BORROWINGS

	June 30, 2013	December 31, 2012
Commerzbank AG, Alpha Bank AE, Credit Agricole Corporate and Investment Bank	$141,750	$137,383
BNP Paribas S.A. and DVB Bank SE	71,302	58,361
DVB Bank SE and ABN AMRO Bank N.V.	41,241	42,034
Cyprus Popular Bank Public Co Ltd	—	32,400
Eurobank Ergasias S.A. $52.2 million	47,845	49,209
Eurobank Ergasias S.A. $52.0 million	44,670	45,894
ABN AMRO Bank N.V.	44,317	47,298
Norddeutsche Landesbank Girozentrale	24,971	24,971
DVB Bank SE and Emporiki Bank of Greece S.A.	49,943	49,943
DVB Bank SE	43,704	—
Ship Mortage Notes	505,000	505,000

Total borrowings	1,014,743	992,493
Less: current portion	(28,010)	(19,724)
Add: bond premium	1,413	1,593

Total long-term borrowings	$988,146	$974,362

Long-Term Debt Obligations and Credit Arrangements

8 5/8% First Priority Ship Mortgage Notes: In October 2010, Navios Acquisition issued the $400,000 of 8 5/8% First Priority Ship Mortgage Notes (the “Existing Notes”) due on November 1, 2017. On May 26, 2011, Navios Acquisition and Navios Acquisition Finance (US) Inc., its wholly owned finance subsidiary (“Navios Acquisition Finance”), completed the sale of $105,000 of additional notes (“Additional Notes”). The Existing Notes and the Additional Notes are secured by first priority ship mortgages on seven VLCC vessels owned by certain subsidiary guarantors.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars, except per share data)

The Existing Notes and the Additional Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the ship mortgage notes). The subsidiary guarantees are full and unconditional as that term is defined by Regulation S-X Rule 3-10, except for the fact that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all assets are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for the purposes of the bond indenture, upon liquidation or dissolution or upon legal or covenant defeasance or satisfaction and discharge of the Existing Notes and the Additional Notes.

The Existing Notes and the Additional Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries. In August 2013, the Shinyo Navigator was substituted as security to the Existing and the Additional Notes by the Nave Celeste and related collateral.

Credit Facilities

Commerzbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: Navios Acquisition assumed a loan agreement dated April 7, 2010, with Commerzbank AG , Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150,000 (divided in six equal tranches of $25,000 each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,000 to be repaid on the last repayment date. The repayment of each tranche started six months after the delivery date of the respective vessel which that tranche financed. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2013, the facility was fully drawn and $141,750 was outstanding.

BNP Paribas SA Bank and DVB Bank S.E.: Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75,000 (divided in three equal tranches of $25,000 each) for the purpose of part-financing the purchase price of three product tankers. Each of the tranches is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,000 to be repaid on the last repayment date. The repayment date of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2013, $71,302 was outstanding and $3,698 remained to be drawn under this facility.

DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO BANK N.V. of up to $52,000 (divided into two tranches of $26,000 each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 24 equal quarterly installments of $448 each with a final balloon payment of $15,241 to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 bps. The loan also requires compliance with certain financial covenants. On December 29, 2011, Navios Acquisition prepaid $2,500 in relation to an amendment to its credit facility. After the prepayment, the outstanding amount under each tranche is repayable in five quarterly installments of $198 each, 13 equal quarterly installments of $448 each, with a final balloon payment of $15,241 to be repaid on the last repayment date. On December 31, 2012, Navios Acquisition prepaid $500 in relation to an amendment to its credit facility. After the prepayment, the outstanding amount under each tranche is repayable in two quarterly installments of $198 each, 13 equal quarterly installments of $448 each, with a final balloon payment of $15,241 to be repaid on the last repayment date. As of June 30, 2013, the facility was fully drawn and the outstanding amount was $41,241.

Cyprus Popular Bank Public Co Ltd: Cyprus Popular Bank Public Co Ltd: In September 2010, Navios Acquisition (through four subsidiaries) entered into an $80,000 revolving credit facility with Cyprus Popular Bank Public Co Ltd to partially finance the acquisition and construction of vessels and for investment and working capital purposes. On September 7, 2012, the amount of the facility was reduced to $32,400. Drawings under the facility are secured by assignments of construction contracts and guarantees, as well as security interests in related assets. The facility bears interest at a rate of LIBOR plus 275 bps. Pursuant to an agreement dated December 31, 2012, the maturity of the facility was extended to match the delivery of the vessel. As of June 30, 2013, the facility was fully repaid and no amount was available to be drawn.

Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,200, of which $51,600 is drawn (divided into two tranches of $26,100 and 25,500, respectively) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $345 and $337, respectively, with a final balloon payment of $15,060 and $14,716, respectively, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) plus 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants. The facility was fully drawn and the outstanding amount as of June 30, 2013 was $47,845.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars, except per share data)

Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,000 out of which $46,200 has been drawn (divided into two tranches of $23,100 each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $306 each with a final balloon payment of $13,308, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. The facility was fully drawn and the outstanding amount as of June 30, 2013 was $44,670.

ABN AMRO BANK N.V.: On July 8, 2011, Navios Acquisition entered into a loan agreement with ABN AMRO Bank N.V of up to $55,100 (divided into two equal tranches) to partially finance the purchase price of two MR2 product tanker vessels. The total amount of $54,750 was drawn under this facility. Each tranche of the facility is repayable in 12 quarterly installments of $745 each and 12 quarterly installments of $571 each with a final balloon payment of $11,576 to be repaid on the last repayment date. The repayment started in October 2011 and it bears interest at a rate of LIBOR plus 325 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2013, $44,317 was outstanding under this loan agreement ($22,158 from each of the two tranches) and no further amounts were available to be drawn.

DVB Bank SE: On December 7, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE of up to $51,000, of which $44,400 was drawn (divided into two tranches of $22,200 each) to partially finance the purchase price of two LR1 product tanker vessels. Each tranche of the facility is repayable in 28 quarterly installments of $348 each with a final balloon payment of $12,449 to be repaid on the last repayment date. The repayment started three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus 270 bps per annum. The loan also requires compliance with certain financial covenants. As of June 30, 2013, $43,704 was outstanding under this loan agreement and no further amounts were available to be drawn.

NORDDEUTSCHE LANDESBANK GIROZENTRALE: On December 29, 2011, Navios Acquisition entered into a loan agreement with NORDDEUTSCHE LANDESBANK GIROZENTRALE of up to $28,125 to partially finance the purchase price of one MR2 product tanker vessel. The facility is repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment starts three months after the delivery of the vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the Drawdown Date of, 175bps per annum; (b) thereafter until, but not including, the tenth Repayment Date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of June 30, 2013, $24,971 was drawn and outstanding under this loan agreement and $3,154 remained to be drawn.

DVB Bank SE and Emporiki Bank of Greece S.A.: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Emporiki Bank of Greece S.A. of up to $56,250 (divided into two tranches of $28,125 each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment starts three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the Drawdown Date of, 175 bps per annum; (b) thereafter until, but not including, the tenth Repayment Date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of June 30, 2013, $49,943 was drawn and outstanding under this loan agreement and $6,307 remained to be drawn.

The Navios Holdings Credit Facility: Navios Acquisition entered into a $40,000 credit facility with Navios Holdings and paid $400 as an arrangement fee. The $40,000 facility has a margin of LIBOR plus 300 bps and pursuant to an agreement dated November 8, 2011, the Navios Holdings’ credit facility was extended to December 2014. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000. As of June 30, 2013, there was no amounts outstanding amount under this facility and $40,000 remained to be drawn.

As of June 30, 2013, the total amount available to be drawn from all our facilities was $53,159.

The loan facilities include, among other things, compliance with loan to value ratios and certain financial covenants: (i) minimum liquidity higher of $40,000 or $1,000 per vessel, including vessels under construction; (ii) net worth ranging from $50,000 to $75,000 up to January 2013, up to $135,000 thereafter; and (iii) total liabilities divided by total assets, adjusted for market values to be lower than 75%, as of July 1, 2013 and thereafter. It is an event of default under the credit facilities if such covenants are not complied with, including the loan to value ratios for which the Company may provide sufficient additional security to prevent such an event.

As of June 30, 2013, the Company was in compliance with its covenants.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars, except per share data)

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Acquisition’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Acquisition from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; changing the flag, class, management or ownership of Navios Acquisition’s vessels; changing the commercial and technical management of Navios Acquisition’s vessels; selling Navios Acquisition’s vessels; and subordinating the obligations under each credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facilities also require Navios Acquisition to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

Guarantees

The Company’s 8 5/8% Notes (consisting of the Existing Notes and the Additional Notes) are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the ship mortgage notes). The guarantees of our subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance are 100% owned. The Navios Acquisition does not have any independent assets or operations. Navios Acquisition does not have any subsidiaries that are not guarantors of the 8 5/8% Notes. In addition, the disclosures required by Rules 3-10(i)(9) and (10) are not applicable because there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 8 5/8% Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

The maturity table below reflects the principal payments of all Notes and credit facilities outstanding as of June 30, 2013 for the next five years and thereafter are based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the senior Notes. The maturity table below includes in the amount shown for 2018 and thereafter future principal payments of the drawn portion of credit facilities associated with the financing of the construction of vessels scheduled to be delivered on various dates throughout 2014.

June 30, 2013
Long-Term Debt Obligations:
Year
June 30, 2014	$28,010
June 30, 2015	27,769
June 30, 2016	29,619
June 30, 2017	91,195
June 30, 2018	552,444
June 30, 2019 and thereafter	285,706

Total	$1,014,743

NOTE 10: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted Cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Accounts receivable: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible are written off and/or reserved.

Accounts payable: The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and no significant changes in interest rates.

Due to related parties, short term: The carrying amount of due to related parties, short term reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and no significant changes in interest rates.

Other long term borrowings: The carrying amount of the floating rate loans approximates its fair value.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars, except per share data)

Ship Mortgage Notes: The fair value of the Notes, which has a fixed rate, was determined based on quoted market prices, as indicated in the table below.

Loans due to related party: The carrying amount of the floating rate loans approximates its fair value.

Due to related parties, long term: The carrying amount of the floating rate payable approximates its fair value.

	June 30, 2013		December 31, 2012
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$107,800	$107,800	$42,846	$42,846
Restricted cash	$12,849	$12,849	$21,163	$21,163
Accounts receivable	$6,098	$6,098	$5,103	$5,103
Accounts payable	$825	$825	$1,277	$1,277
Due to related parties, short term	$561	$561	$27,815	$27,815
Ship mortgage notes and premium	$506,413	$511,439	$506,593	$482,275
Other Long-term debt	$509,743	$509,743	$487,493	$487,493
Loans due to related party	$—	$—	$35,000	$35,000
Due to related parties, long term	$35,290	$35,290	$57,701	$57,701

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of June 30, 2013.

	Fair Value Measurements at June 30, 2013 Using
	Total	Level I	Level II		Level III
Cash and cash equivalents	$107,800	$107,800	$—		$—
Restricted cash	$12,849	$12,849	$—		$—
Ship mortgage notes and premium	$511,439	$511,439	$—		$—
Other Long-term debt(1)	$509,743	$—	$509,743	(1)	$—
Due to related parties, long term(1)	$35,290	$—	$35,290	(1)	$—

(1)	The fair value of the Company’s other long term debt and due to related parties, long term is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

NOTE 11: TRANSACTIONS WITH RELATED PARTIES

The Navios Holdings Credit Facility: Navios Acquisition entered into a $40,000 credit facility with Navios Holdings. The $40,000 facility has a margin of LIBOR plus 300 bps and a pursuant to an amendment dated November 8, 2011, the maturity of the facility was extended to December 2014. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000. As of June 30, 2013, there was no outstanding amount under this facility, as it was fully repaid on March 4, 2013.

Management fees: Pursuant to a Management Agreement dated May 28, 2010, Navios Tankers Management Inc. (the “Manager”), a subsidiary of Navios Holdings, provides for five years from the closing of the Company’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6 per owned MR2 product tanker and chemical tanker vessel and $7 per owned LR1 product tanker vessel and $10 per VLCC tanker vessel for the first two years. On May 4, 2012, Navios Acquisition amended its existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. During the remaining one year of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars, except per share data)

expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses are fixed for the first four years under these agreements for up to $300 per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels.

Commencing as of March 30, 2012, Navios Acquisition may, upon request to the Manager, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Agreement to a later date, but not later than January 5, 2015, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing as of September 28, 2012, Navios Acquisition could, upon request, reimburse the Manager partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Agreement at a later date, but not later than December 31, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Total management fees for each of the six month periods ended June 30, 2013 and 2012 amounted to $29,924 and $22,057, respectively.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement with the Manager, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the six month period ended June 30, 2013 and 2012, administrative services rendered by the Manager amounted to $1,414 and $976, respectively.

Balance due to related parties: Amounts due to related parties as of June 30, 2013 and December 31, 2012 was $35,851 and $85,516, respectively, of which the current account payable to Navios Holdings and its subsidiaries was $561 and $27,815, respectively, and the long term payable was $35,290 and $57,701, respectively. The balance mainly consisted of management fees administrative fees, drydocking costs and other expenses.

Omnibus agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Maritime Partners L.P. (“Navios Partners”) in connection with the closing of Navios Acquisition’s vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the existing terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

NOTE 12: COMMITMENTS AND CONTINGENCIES

As of June 30, 2013, Navios Acquisition committed for future remaining contractual deposits for the vessels to be delivered on various dates through June 2015. There were no contingencies in the first and second quarter of 2013.

The future minimum commitments by period as of June 30, 2013, of Navios Acquisition under its ship building contracts, were as follows:

Amount
June 30, 2014	$187,786
June 30, 2015	117,288

Total	$305,074

NOTE 13: PREFERRED AND COMMON STOCK

Preferred Stock

As of June 30, 2013, the Company was authorized to issue 10,000,000 shares of $0.0001 par value preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars, except per share data)

Redeemable Convertible Preferred Stock

On each of August 31, 2012, October 31, 2012 , February 13, 2013 and April 24, 2013, Navios Acquisition issued 300 shares of its authorized Series D Preferred Stock (nominal and fair value $3,000) to a shipyard, in partial settlement of the purchase price of the newbuilt LR1 product tankers, the Nave Cassiopeia, the Nave Cetus and the Nave Rigel. The preferred stock contains a 6% per annum dividend payable quarterly, starting one year after delivery of the vessel. The Series D Preferred Stock will mandatorily convert into shares of common stock 30 months after issuance at a price per share of common stock equal to $10.00. The holder of the preferred stock shall have the right to convert such shares of preferred stock into common stock prior to the scheduled maturity dates at a price of $7.00 per share of common stock. The Series D Preferred Stock does not have any voting rights. Navios Acquisition is obligated to redeem the Series D Preferred Stock (or converted common shares) at holder’s option exercisable beginning on 18 months after issuance, at par payable at up to 12 equal quarterly installments.

The fair value was determined using a combination of Black Scholes model and discounted projected cash flows for the conversion option and put, respectively. The model used takes into account the credit spread of Navios Acquisition, the volatility of its stock, as well as the price of its stock at the issuance date. The convertible preferred stock is classified as temporary equity (i.e., apart from permanent equity) as a result of the redemption feature upon exercise of the put option granted to the holder of the preferred stock.

As of June 30, 2013 and December 31, 2012, 4,540 shares of preferred stock were issued and outstanding, respectively. As of June 30, 2013 and December 31, 2012, 1,200 and 600 shares of Series D preferred stock were outstanding, respectively.

	Preferred Stock
	Number of preferred shares	Amount
Balance December 31, 2011	—	$—
Issuance of preferred stock subject to redemption	600	6,000

Balance December 31, 2012	600	$6,000

Issuance of preferred stock subject to redemption	600	6,000

Balance June 30, 2013	1,200	$12,000

Common Stock

As of June 30, 2013, the Company was authorized to issue 250,000,000 shares of $0.0001 par value common stock.

In May 2013, Navios Acquisition completed the placement of a total of 32,876,712 shares of its common stock, at a price of $3.65 per share, representing gross proceeds of $120,000. The placement included a registered direct offering of 16,438,356 shares of common stock which raised $60,000 of gross proceeds and a placement of 16,438,356 common shares to Navios Holdings which raised $60,000 of gross proceeds. Both placements closed on May 21, 2013.

Total net proceeds of the transactions in May 2013, net of agents’ costs of $4,199 and offering costs of $369, amounted to $115,432.

In February 2013, Navios Acquisition completed multiple offerings, including registered direct offerings, of a total of 35,246,791 shares of its common stock, at a price of $2.85 per share representing gross proceeds of $100,453. The offerings were conducted as follows:

•	The first registered direct offering of 7,719,300 shares of common stock was completed on February 21, 2013, raising $22,000 of gross proceeds.

•	The second registered direct offering of 9,825,000 shares of common stock was completed on February 26, 2013, raising $28,001 of gross proceeds.

•

In addition, Navios Holdings and certain members of management of Navios Acquisition, Navios Holdings and Navios Partners purchased an aggregate of 17,702,491 shares of common stock in a private placement that was completed on February 26, 2013, raising $50,452 of gross proceeds.

Total net proceeds, of the transactions in February 2013, net of agents’ costs of $4,018 and offering costs of $465, amounted to $95,970.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars, except per share data)

NOTE 14: SEGMENT INFORMATION

Navios Acquisition reports financial information and evaluates its operations by charter revenues. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Acquisition’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Tanker vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Three Month	Three Month	Six Month	Six Month
	Period ended	Period ended	Period ended	Period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	($ ‘000)	($ ‘000)	($ ‘000)	($ ‘000)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Asia	$39,057	$32,022	$76,681	$63,313
Europe	5,341	3,923	8,828	8,298
United States	2,659	—	5,720	51

Total	$47,057	$35,945	$91,229	$71,662

NOTE 15: LOSS PER COMMON SHARE

Loss per share is calculated by dividing net loss available to common stockholders by the weighted average number of shares of common stock of Navios Acquisition outstanding during the period.

	For the Three	For the Three	For the Six	For the Six
	Months Ended	Months Ended	Months Ended	Months Ended
	June 30,	June 30	June 30,	June 30,
	2013	2012	2013	2012
Numerator:
Net loss attributable to common stockholders	$(1,536)	$(1,928)	$(801)	$(2,716)
Dividend declared on preferred shares Series B	(27)	(27)	(54)	(54)
Undistributed loss attributable to Series C participating preferred shares	122	311	34	441

Loss attributable to common stockholders, basic and diluted	$(1,441)	$(1,644)	$(821)	$(2,329)
Denominator:
Denominator for basic net loss per share — weighted average shares	90,215,506	40,517,413	72,143,198	40,517,413

Denominator for diluted net loss per share — adjusted weighted average shares	90,215,506	40,517,413	72,143,198	40,517,413
Basic net loss per share	$(0.02)	$(0.04)	$(0.01)	$(0.06)
Diluted net loss per share	$(0.02)	$(0.04)	$(0.01)	$(0.06)

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars, except per share data)

NOTE 16: INCOME TAXES

Marshall Islands, Cayman Islands, British Virgin Islands, and Hong Kong, do not impose a tax on international shipping income. Under the laws of Marshall Islands, of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in the daily management fee.

As of January 1, 2013, foreign flagged vessels that are managed by Greek or foreign ship management companies in Greece are subject to Greek tonnage tax. The payment of tonnage tax exhausts the tax liability of the foreign ship owning company against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. The amount included in Navios Acquisition’s statement of operations for the six month period ended June 30, 2013, related to the Greek Tonnage tax was below $100.

Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the Navios Acquisition’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. Subject to proposed regulations becoming finalized in their current form, the management of Navios Acquisition believes by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like Navios Acquisition, the second criterion can also be satisfied based on the trading volume and ownership of the Company’s shares, but no assurance can be given that this will remain so in the future. Due to the exemption under Section 883 of the Code, Delaware would not impose a tax on the Company or its subsidiaries’ international shipping income.

NOTE 17: SUBSEQUENT EVENTS

On August 20, 2013, Navios Acquisition entered into a loan agreement with HSH Nordbank AG of up to $40,300 (divided in two tranches of $20,150 each), to partially finance the acquisition of two chemical tanker vessels. The facility bears interest at a rate of LIBOR plus 320 bps. As of August 20, 2013, no amount was drawn, and $40,300 remains to be drawn.

On August 14, 2013, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2013 of $0.05 per share of common stock payable on October 3, 2013 to stockholders of record as of September 18, 2013. The declaration and payment of any further dividends remain subject to the discretion of the Board and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.

On August 12, 2013, Navios Acquisition took delivery of a 2003-built VLCC tanker vessel, the Nave Celeste for a contract price of $35,350. In August, 2013, the Nave Celeste resumed the time charter previously performed by Shinyo Navigator, under an agreement with the current charterer, without any modification to the current charter party. In August 2013, the Shinyo Navigator was substituted as security to the Existing and the Additional Notes by the Nave Celeste and related collateral.

On July 22, 2013, Navios Acquisition took delivery of the Nave Universe a new building chemical tanker vessel of 45,313 dwt, from a South Korean shipyard. The vessel is chartered out to a high quality counterparty for two years at a rate of $15 net per day, plus 50% profit sharing based on a formula. The charterer has been granted an option for an additional year at a rate of $16 net per day, plus 50% profit sharing.

On July 9, 2013, Navios Acquisition took delivery of a 49,995 dwt MR2 product tanker, from a South Korean shipyard, the Nave Capella. The vessel has been chartered out to a high quality counterparty for one year at a rate of $14 net per day. The charterer has been granted an option for an additional year at a rate of $15 net per day.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars, except per share data)

On July 9, 2013, Navios Acquisition took delivery of a 2007 — built MR2 product tanker vessel of 50,922 dwt, the Nave Pulsar for a contract price of $23,225. The vessel is currently employed on the spot market.

On July 9, 2013, Navios Acquisition entered into a loan agreement, with Deutsche Bank AG Filiale Deutschlandgeschäft of up to $48,465 (divided in three tranches of $13,935, 13,935 and $20,595 each) to partially finance the acquisition of three product tankers. As of August 20, 2013 the amount drawn under this facility is $27,870 and $20,595 remains to be drawn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION.

By:	/s/ Angeliki Frangou

Angeliki Frangou
Chief Executive Officer
Date: August 20, 2013